LOUISIANA-PACIFIC CORPORATION

414 Union Street, Suite 2000

Nashville, TN 37219

September 9, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549

Attn: Pamela A. Long

Re:	Louisiana-Pacific Corporation
Form S-3/A filed on September 4, 2009
Registration Number 333-151060

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Louisiana-Pacific Corporation (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 4:30 p.m., Washington, D.C. time, on September 11, 2009, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 9, 2009

Should you have any questions regarding this request, please contact Mark E. Betzen of Jones Day at (214) 969-3704 or Anna Marie Dempsey of Jones Day at (214) 969-3622.

Very truly yours,

Louisiana-Pacific Corporation

By:	/s/ Richard S. Olszewski
Richard S. Olszewski
Executive Vice President, Specialty Products and Sales

cc:	Richard W. Frost, Louisiana-Pacific Corporation
Mark A. Fuchs, Louisiana-Pacific Corporation
Jeffrey D. Poloway, Louisiana-Pacific Corporation
Curtis M. Stevens, Louisiana-Pacific Corporation
Mark G. Tobin, Louisiana-Pacific Corporation
Mark E. Betzen, Jones Day
Anna Marie Dempsey, Jones Day